

November 2, 2009

Mr. David C. Lawler
President
PostRock Energy Corporation
210 Park Avenue, Suite 2750
Oklahoma City, OK 73102

> **Re: PostRock Energy Corporation**
> **Registration Statement on Form S-4**
> **Filed October 6, 2009**
> **File No. 333-162366**

Dear Mr. Lawler:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that Quest Energy Partners, L.P. filed a registration statement on Form S-1, file number 333-152489, on July 24, 2008. Please tell us what QELP intends to do with this registration statement. If QELP does not intend to go forward with this offering, please withdraw the registration statement.

2. The Forms 10-K for Quest Resource Corporation and Quest Energy Partners, L.P. currently are under review by the staff. Please be advised all comments to these filings must be resolved prior to any request for acceleration of the effective date of the PostRock registration statement.

3. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

4. Once you have filed all exhibits, including your legal and tax opinions, we will require sufficient time to review these.

5. We remind you of the requirements to update your financial statements and related disclosure throughout the filing to comply with the requirements of Article 3-12 of Regulation S-X.

Summary

6. Please eliminate from page 13 the phrase that the summary of the Mitchell Energy opinion set forth in this joint proxy statement/prospectus is "qualified in its entirety" by reference to the full text of the written opinion. The information you provide in the prospectus must be materially complete and the words "in its entirety" suggest that the prospectus summary may not be materially complete. Note that this language is also inappropriately used other places, and should also be revised accordingly.

Ownership Structure Before and After the Recombination, page 11

7. We note that general partner interests in QELP will remain outstanding after the recombination. Please tell us how this is reflected in the chart on page 12.

Opinion of QRCP's Financial Advisor, page 13

8. In this section, please disclose that you chose Mitchell Energy as QRCP's financial advisor in part because of the significantly lower fee charged by Mitchell Energy.

Risk Factors, page 27

9. Your risk factors state in various places that "there can be no assurance" or use similar language, when the real risk is not your inability to give assurance but the underlying situation. Please revise to eliminate all such language from this section. Further, please eliminate language that mitigates or qualifies the risk that you present.

There will be material differences between the current rights of QRCP stockholders…, page 29

10. In this risk factor, please discuss the fact that PostRock shareholders are not allowed to act by written consent, and that the affirmative vote of holders of at least 80% of the voting power of PostRock is required to alter or amend this provision in PostRock's certificate of incorporation.

Financial projections by QRCP, QELP and QMLP may not prove accurate., page 29

11. Please expand this risk factor to disclose that, as disclosed on page 105, several of the assumptions have already been shown to be inaccurate. For example, management assumed that the MGE contract for firm capacity on the KPC Pipeline would be renewed for similar volumes, which management no longer assumes will be the case.

QRCP and QELP have restated certain of their historical financial statements…, page 36

12. Please revise this risk factor heading and discussion to identify a specific risk to the companies or to PostRock.

If the recombination is delayed or not consummated or if the merger agreement is terminated…, page 37

13. In your next amendment, please provide updated disclosure with respect to the $29.8 million of indebtedness under QELP's second lien loan agreement, which had been extended to October 31, 2009. Similarly, provide updated disclosure with respect to the redetermination date of QELP's revolving credit agreement, which is expected to occur no later than November 1, 2009.

PostRock will be highly leveraged, page 40

14. Please disclose in this risk factor that, as discussed on page 167, as of the date of filing this joint proxy statement/prospectus, PostRock does not have commitment letters from the lenders with respect to a new facility or any amendments to existing facilities; therefore, the actual agreements may materially change from what is expected and discussed herein.

15. Please expand this risk factor to quantify the total commitments you have due, including pursuant to your term loan and revolving credit facility, within the next 1-3 years and the next 4-5 years, as discussed on page 171.

Risks Related to the Ownership of PostRock Common Stock, page 58

16. Please add risk factor discussion regarding the fact that, no later than the first half of 2010, PostRock will need to raise a significant amount of equity capital to fund its drilling program and pay down outstanding indebtedness, including principal, interest and fees of approximately $21 million due under QRCP's credit agreement on July 11, 2010. Discuss the risk of dilution and any other relevant risks.

Background of the Recombination, page 69

17. Please clarify, for each board meeting you discuss, whether Mr. Lawler was present and, if so, his role at these meetings. We note that he has multiple roles at QRCP, QEGP and QMGP.

18. You state that at the September 23, 2008 meeting of the QMGP board, "the cash crisis at QRCP was becoming apparent." Please specify the nature of QRCP's cash crisis at that time. For example, you discuss that QELP and QMLP suspended distributions to QRCP in the third quarter. Discuss when QRCP expected these distributions and when the suspensions occurred, and quantify QRCP's cash shortfall as of the September 23, 2008 meeting.

19. Please briefly discuss the reasons for the resignation of Eide Bailly LLP as QRCP's and QELP's registered public accounting firm and the impact, if any, on the Quest entities' deliberations as to their options and alternatives.

20. On page 74, you state that the QRCP directors were not interested in exploring either of the options considered in the December 2, 2008 telephone meeting between the QMGP board and Morgan Stanley. Please clarify when these two options were formulated and by whom and when they were presented to the QRCP directors for consideration.

21. Please expand to discuss the nature of the financial model Morgan Stanley prepared for the QMGP board on December 18, 2008.

22. Please expand to discuss the nature of revisions to the financial models that management requested on January 29, 2009 from Tudor Pickering based on the input from the directors and other financial advisors.

23. Please expand to explain why non-management members of the QMGP board, its counsel and Morgan Stanley also met with members of the QEGP conflicts committee and Stifel Nicolaus to further prepare for the February 11, 2009 meeting.

24. With respect to the presentation at the February 11, 2009 meeting, please expand to discuss what assumptions were used in defining the base case, the upside case and the blow down case.

25. Please clarify the nature of the management assumptions, as distributed in March 2009, that Stifel Nicolaus and Morgan Stanley thought were "unrealistic" and the nature of the assumptions they used as replacements.

QEGP's Reasons for the Recombination and Recommendations of QEGP's Conflicts Committee and QEGP's Board of Directors, page 90

26. Please explain in better detail why these would be negative factors with respect to the recombination:

   - That QRCP has the right to veto an alternative transaction for QELP even if that transaction were more favorable for QELP's public unitholders.

   - That, pursuant to the terms of the merger agreement, QELP is obligated to pay a termination fee if the merger agreement is terminated in certain instances, which may, among other things, deter others from proposing an alternative transaction that might be more advantageous to QELP's common unitholders.

   For example, clarify if these factors weigh for or against QELP approving the recombination and why. Provide similar clarification with respect to the second bullet point above with respect to QMLP.

Opinion of QRCP's Financial Advisor

27. Provide further detail as to the qualifications of Mitchell Energy to provide the fairness opinion. For example, discuss whether Mitchell Energy had provided fairness opinions for companies similar in size and nature to the Quest entities and

for transactions similar to the one contemplated herein. Please provide similar disclosure with respect to QEGP's financial advisor, Stifel Nicolaus.

28. In this section, please briefly disclose the method of selection of Mitchell Energy. In this regard, we note that in April or May of 2009, the QRCP board chose to replace QRCP's prior financial advisor, Tudor Pickering, with Mitchell Energy because the fee charged by Mitchell Energy was significantly less than that of Tudor Pickering.

29. Please also disclose any instructions Mitchell Energy received from the QRCP or its affiliates, and any limitation imposed by QRCP on the scope of the investigation. For example, we note the statement on page 99 that Mitchell Energy's net asset value analysis was based on guidance from management.

Valuation Analyses and Methodologies, page 98

30. Please quantify the NYMEX strip pricing as of June 23, 2009.

31. Please expand the discussion of the comparable public companies analysis. For example, with respect to the discussion of the selection of the peer companies listed on page 99, tell us whether any additional companies fit within the criteria disclosed but were not analyzed, and if so, why not. Given that QMLP is not a public company, please explain how a "comparable public companies" analysis is or is not relevant.

32. Please expand the discussion of the net asset value analysis to provide additional detail on the steps of the valuation analysis. For example, please disclose the method used in arriving at management's estimate of the value of QRCP's undeveloped acreage and natural gas gathering system, and of QELP's "other" assets. As another example, discuss why the financial advisor discounted QMLP's future cash flows at 10%, and discounted QELP's future cash flows at 15%.

Opinion of the QEGP Conflicts Committee's Financial Advisor, page 101

33. Similarly, please expand your discussion of the financial analysis to provide additional detail on the steps of the valuation analysis. For example, discuss why Stifel Niclaus used the various discount rates disclosed in this section. As another example, discuss how the financial advisor arrived at the variables incorporated into its analysis, such as the value of QMLP's KPC Pipeline and the settlement cost to QELP of certain litigation.

QRCP and QELP Financial Projection Summary, page 106

34. We note your disclosure of page 106 regarding the use of EBITDA as it relates to
    your financial projections provided to support the basis for the fairness opinions
    received by third parties. Your current disclosures state EBITDA should not be
    considered a measure of liquidity or an indicator of financial performance. Please
    expand your disclosure to explain how the disclosure of EBITDA was used in the
    financial projections provided in preparation of the fairness opinions.

Liquidity and Capital Resources, page 167

35. The disclosures provided here and on page 170 do not address your sources or
    uses of cash provided by your historical operating, investing and financing
    activities. Revise this disclosure to provide such discussion as required by
    Regulation S-K Item 303(a)(1) and related Instruction 5 to paragraph 303(a).
    This discussion should focus on the primary drivers of and other material factors
    necessary to an understanding of your cash flows and the indicative value of
    historical cash flows.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-4

36. Your introductory paragraph describes that the pro forma financial statements
    present the proposed recombination of QRCP, QELP and QMLP. Provide an
    explanation in your introduction to clarify to your readers why the historical
    financial statements of QRCP, and not those of QELP and QMLP, are presented
    to prepare the pro forma PostRock financial statements.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-8

37. Currently, your pro forma adjustments in note (a) reflect net amounts. Please
    revise your disclosure of the pro forma adjustments to equity to separately
    account for the removal of common stock accounts of QRCP historical and the
    issuance of new equity shares and interests of PostRock in connection with the
    recombination.

38. Provide an explanation as to why income tax benefits have not been provided for
    the pro forma losses of PostRock.

39. We note your disclosure on pages 133 and 134 regarding limitations on
    PostRock's ability to utilize pre-transaction net operating loss carryforwards after
    the effective date of the recombination. Please tell us what consideration you
    gave to these limitations when preparing the pro forma financial statements and

the need to record adjustments for any changes in realizability of the recorded
deferred tax assets associated with these net operating losses.

40. Provide pro forma reserve information as required by Staff Accounting Bulletin
Topic 2.D, question 6.

Signatures

41. Form S-4 requires the signatures of at least a majority of the board of directors or
persons performing similar functions. Please advise us as to how you have met
this requirement.

Engineering Comments

Risk Factors, page 27

As a result of their financial condition, QRCP and QELP have had to significantly reduce
their capital expenditures, which will ultimately reduce cash flow and result in the loss of
some leases., page 40

42. We note your statement, "The effect of this reduced capital expenditures and
drilling program is that QELP may not be able to maintain its reserves levels and
that QRCP and QELP may lose leases that require a certain level of drilling
activity." This statement is inconsistent with the reasonable certainty of economic
recovery necessary to claim proved undeveloped reserve.   Please delete any
proved undeveloped reserves that you booked to these expiring leases or provide
us with support for your position.

PostRock's identified drilling location inventories will be developed over several years,
making them susceptible to uncertainties that could materially alter the occurrence or
timing of their drilling, resulting in temporarily lower cash from operations, which may
impact PostRock's results of operations, page 49

43. You state, "Because of these uncertainties, it is unlikely that all of the numerous
drilling locations identified will be drilled within the timeframe specified in the
reserve report or will ever be drilled, and PostRock does not know if it will be
able to produce gas from these or any other potential drilling locations." As these
"uncertainties" were extant at year-end 2008, this statement is inconsistent with
the reasonable certainty of economic recovery necessary to claim proved
undeveloped reserves for undrilled locations. Please revise your disclosed PUD
reserves to reflect only those volumes that are reasonably certain of economic
recovery. Advise us of the status of the six PUD locations scheduled to be drilled
in the fourth quarter of 2009.

The Recombination, page 69

Net Asset Value Analysis, page 99

44. We note your statement, "Mitchell Energy's net asset value analysis was based on guidance from management and estimates of proved reserves prepared by QRCP and provided to Mitchell Energy on June 26, 2009 based on estimates of proved reserves prepared by QRCP and audited by Cawley, Gillespie & Associates, Inc. with an effective date of December 31, 2008." Please amend your document to identify the material differences between the reserve volumes "audited by Cawley, Gillespie & Associates, Inc." and the proved reserves you disclosed for year-end 2008.

QELP Financial Projection Summary, page 106

45. The "Total Revenue" under "2009E" is $150.9 million and the "Total Volume (BCF)" is 21.5. This requires a gas price of about $7/MCFG. Given that the arithmetic average Henry Hub gas price for the first three quarters of 2009 is about $3.80/MMBTU and the highest price during that period was $5.98 on January 9, 2009, please expand your disclosure to explain the past realizations and future assumptions necessary for the revenues you projected for 2009. Include figures for the in-place derivative contracts and futures strip pricing you referenced on page 107 as well as any other item material to this analysis.

Business of PostRock, page 172

Oil and Gas Production, page 173

46. We note your statement, "Typical Marcellus Shale wells have a predictable production profile and a standard economic life of approximately 50 years." Please reconcile this statement with the facts that (i) the first economic horizontal Marcellus wells were reportedly drilled in 2003, (ii) volumetric reserve estimates for such reservoirs are historically unreliable and (iii) there is no assurance for the recovery of well costs.

Cherokee Basin Projects, page 175

47. We note your statement, "Our typical Cherokee Basin multi-seam CBM well has net reserves of 130 Mmcf." It appears this should be gross (8/8ths) proved ultimate recovery. Please advise or revise.

Production Volumes, Sales Prices and Production Costs, page 178

> 48. Please amend the disclosure of your historical oil and gas prices to present the effects of your hedging arrangements.

Notes to Consolidated Financial Statements, page F-15

Supplemental Information on Oil and Gas Producing Activities (Unaudited), page F-79

Oil and Gas Reserve Quantities, page F-81

> 49. Paragraph 11 of FAS 69 requires the explanation of "significant changes" to your disclosed proved reserves. We note the detailed explanation of your proved reserve revisions on pages 44 and 69. Please amend your document here to explain these changes with detail similar to that on those prior pages.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gary Newberry at (202) 551-3761 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 regarding the engineering comments. Please contact Doug Brown at (202) 551-3265, or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Joshua Davidson, Baker Botts L.L.P.
       (713) 229-1522